

April 13, 2012

Via E-Mail
Mr. Richard Palmer
Chief Financial Officer
Chrysler Group LLC
1000 Chrysler Drive
Auburn Hills, Michigan 48326

      Re: **Chrysler Group LLC**
             Form 10-K for the Year Ended December 31, 2011
             Filed March 6, 2012
             File No. 000-54282

Dear Mr. Palmer:

      We have reviewed your response letter dated April 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 16. Share-Based Compensation, page 162

1. We note from your response to our prior comment two, that in September 2011 you updated the calculation used to determine the total number of Chrysler Group Units to reflect the capital structure changes and you determined that it would be appropriate to convert the Class B Membership interests into Class A Membership Interests assuming they represented a 35% aggregate ownership interest in the Company. In light of the fact that it appears as of December 31, 2011 that Fiat has a 53.5% ownership interest in the Company, please tell us how you determined that the Class B ownership interests represented a 35% ownership interest.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief